                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 18)*


                             United Auto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock (Par Value $ 0.0001 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909440 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Valerie Ford Jacob, Esq.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                               New York, NY 10004
                                  212-859-8000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 August 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9
------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                            (b) [ ]
3          SEC USE ONLY

4          SOURCE OF FUNDS

                    AF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

                    NOT APPLICABLE

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            7,636,720
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              7,636,720

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,124,098*

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    46.6%

14         TYPE OF REPORTING PERSON
                    OO

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group I, L.L.C. without regard to such group status is 7,636,720, representing 18.8% of the Voting Common Stock outstanding.

                                  SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9
------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                            (b) [ ]

3          SEC USE ONLY



4          SOURCE OF FUNDS

                    AF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

                    NOT APPLICABLE

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            64,490

                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              64,490

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,124,098*

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    46.6%

14         TYPE OF REPORTING PERSON
                    OO

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group II, L.L.C. without regard to such group status is 64,490, representing 0.2% of the Voting Common Stock outstanding.

                                  SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9
------------------------------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PENSKE CAPITAL PARTNERS, L.L.C.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
           (b) [ ]

3          SEC USE ONLY



4          SOURCE OF FUNDS

                    AF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

                    NOT APPLICABLE
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            7,701,211

                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              7,701,211

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,124,098*

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    46.6%

14         TYPE OF REPORTING PERSON
                    OO


* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Capital Partners, L.L.C. without regard to such group status is 7,701,211, representing 19.0% of the Voting Common Stock outstanding.

                                  SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9
------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES A. HISLOP

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                            (b) [ ]

3          SEC USE ONLY



4          SOURCE OF FUNDS

                    PF, AF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

                    NOT APPLICABLE

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

                          7        SOLE VOTING POWER
       NUMBER OF
                                            100,000
         SHARES

      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            7,814,719

                          9        SOLE DISPOSITIVE POWER
          EACH
                                            213,508
       REPORTING

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              7,701,211

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,124,098*

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    46.6%

14         TYPE OF REPORTING PERSON
                    IN

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by James A. Hislop without regard to such group status is 7,914,719, representing 19.5% of the Voting Common Stock outstanding.

                                  SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9
------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ROGER S. PENSKE

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                            (b) [ ]

3          SEC USE ONLY



4          SOURCE OF FUNDS

                    PF, AF, OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

                    NOT APPLICABLE

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

                          7        SOLE VOTING POWER

       NUMBER OF                            474,167

         SHARES
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            18,549,931

                          9        SOLE DISPOSITIVE POWER
          EACH
                                            581,224
       REPORTING

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              18,038,109

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,124,098*

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    46.6%

14         TYPE OF REPORTING PERSON
                    IN

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Roger S. Penske without regard to such group status is 19,024,098, representing 46.3% of the Voting Common Stock deemed to be outstanding for this purpose.

                                  SCHEDULE 13D
------------------------------------------
CUSIP No. 909440 10 9
------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PENSKE CORPORATION

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                            (b) [ ]

3          SEC USE ONLY



4          SOURCE OF FUNDS

                    WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

                    NOT APPLICABLE

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,848,720

                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              17,815,284

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,124,098*

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    46.6%

14         TYPE OF REPORTING PERSON
                    CO

* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 18,327,106, representing 45.1% of the Voting Common Stock outstanding.

                  This Amendment No. 18 (this "Amendment") amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003 and Amendment No. 17 filed on April 29, 2003 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

                  This Amendment is being filed to reflect the following transactions:

                  o On August 1, 2003, IMCG II distributed to PCP 38,250 shares of Voting Common Stock. In turn, PCP distributed 553,544 shares of Voting Common Stock (including the 38,250 shares of Voting Common Stock received from IMCG II on August 1, 2003) to its members, who immediately distributed all 553,544 shares of Voting Common Stock. In connection with such distributions, James A. Hislop received 113,508 shares of Voting Common Stock and Roger
                      S. Penske received 107,057 shares of Voting Common Stock. In order to induce PCP to cause such distributions, concurrently with such distributions, each of the following recipients have been asked to enter into the Voting and Transfer Rights Agreement dated August 1, 2003 (the "Transfer Rights Agreement") with Penske Corporation:
                      James A. Hislop, Roger S. Penske, R.J. Peters & Co., LLC, Helmet Werner, Gregory Penske, Roger S. Penske, Jr., Robert H. Kurnick, Jr., Patrick J. Conroy, Walter P. Czarnecki, Paul F. Walters, Lawrence N. Bluth, Gregory Houfley, Edward Tracz, Brian Hard, Vince Hartnett, Ludvik Koci and Mary Lou Pernicano (each a "Holder" and collectively, the "Holders"). Pursuant to the Transfer Rights Agreement, each Holder agreed that any shares of Voting Common Stock it received as a result of distributions by PCP on August 1, 2003 (collectively, the "Restricted Securities") were subject to certain transfer and voting restrictions described in greater detail in
                      Item 6 below. An aggregate of 511,822 shares of Voting Common Stock received by the Holders are subject to the Transfer Rights Agreement.

                  o On August 1, 2003, Penske Corporation made a loan to IMCG II in the amount of $511,600. In order to secure the payment by IMCG II of such loan, IMCG II entered into a Pledge Agreement, dated as of August 1, 2003, in favor of Penske Corporation, pursuant to which IMCG II pledged, and granted

                      Penske Corporation a security interest in, 32,250 shares of Voting Common Stock beneficially owned by IMCG II.

                  o On May 16, 2003, Mr. Penske acquired 12,500 shares of restricted Voting Common Stock.

                  The Schedule 13D is hereby amended and supplemented as follows:



ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

                  Based on the Company's Form 10-Q for the quarter ended March 31, 2003, as of May 12, 2003, there were 40,611,310 shares of Voting Common Stock outstanding.

                  (a) As of August 1, 2003, as a result of the transactions previously reported on this Schedule 13D:

                  o in the aggregate, the Reporting Persons beneficially own an aggregate of 19,124,098 shares of Voting Common Stock, which constitutes approximately 46.6% of the 41,065,477 shares of Voting Common Stock deemed to be outstanding for this purpose;

                  o IMCG I beneficially owns 7,636,720 shares of Voting Common Stock, representing 18.8% of the 40,611,310 shares of Voting Common Stock outstanding;

                  o IMCG II beneficially owns 64,490 shares of Voting Common Stock, representing 0.2% of the 40,611,310 shares of Voting Common Stock outstanding;

                  o Penske Corporation beneficially owns 18,327,106 shares of Voting Common Stock, representing 45.1% of the 40,611,310 shares of Voting Common Stock outstanding;

                  o PCP beneficially owns 7,701,211 shares of Voting Common Stock, representing 19.0% of the 40,611,310 shares of Voting Common Stock outstanding;

                  o Roger S. Penske beneficially owns 19,024,098 shares of Voting Common Stock, representing 46.3% of the 41,065,477 shares of Voting Common Stock deemed to be outstanding for this purpose; and

                  o James A. Hislop beneficially owns 7,914,719 shares of Voting Common Stock, representing 19.5% of the 40,611,310 shares of Voting Common Stock outstanding.

                  In accordance with Rule 13d-3(d)(1) of the Exchange Act, the number of shares of Voting Common Stock deemed to be outstanding for purposes of calculating the beneficial ownership of the Reporting Persons in the aggregate and Roger S. Penske individually includes

441,667 shares of Voting Common Stock issuable upon the exercise of options previously issued to Roger Penske.

                  As of August 1, 2003, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 45.7% of the voting power with respect to matters coming before the holders of the Voting Common Stock.

                  (b) As of August 1, 2003:

                  o IMCG I has the shared power to direct the vote of 7,636,720 shares of Voting Common Stock, subject to certain restrictions contained in the Restated Stockholders Agreement;

                  o IMCG II has the shared power to direct the vote of 64,490 shares of Voting Common Stock, subject to certain restrictions contained in the Restated Stockholders Agreement;

                  o Penske Corporation has the shared power to direct the vote of 10,848,720 shares of Voting Common Stock;

                  o PCP has the shared power to direct the vote of 7,701,211 shares of Voting Common Stock;

                  o Roger S. Penske has the sole power to direct the vote of 32,500 shares of Voting Common Stock, and, upon (w) the exercise of the Second Closing Options, (x) the exercise of an option to purchase 25,000 shares of Voting Common Stock previously granted to Roger S. Penske, (y) the exercise of a portion of an option (such portion covering 10,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on February 28, 2002 and in part on February 28, 2003, and
                      (z) the exercise of a portion of an option (such portion covering 6,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 22, 2003, Roger S. Penske will have the sole power to direct the vote of an aggregate of 474,167 shares of Voting Common Stock and shared power to direct the vote of 18,549,931 shares of Voting Common Stock; and

                  o James A. Hislop has the sole power to direct the vote of 100,000 shares of Voting Common Stock and shared power to direct the vote of 7,814,719 shares of Voting Common Stock.

                  As of August 1, 2003, subject to certain restrictions contained in the IMCG I Letter Agreement and the IMCG II Letter Agreement, as applicable:

                  o IMCG I has the shared power to direct the disposition of 7,636,720 shares of Voting Common Stock;

                  o IMCG II has the shared power to direct the disposition of 64,490 shares of Voting Common Stock;

                  o Penske Corporation has the shared power to direct the disposition of 17,815,284 shares of Voting Common Stock;

                  o PCP has the shared power to direct the disposition of 7,701,211 shares of Voting Common Stock;

                  o Roger S. Penske has the sole power to direct the disposition of 139,557 shares of Voting Common Stock, and, upon (w) the exercise of the Second Closing Options, (x) the exercise of an option to purchase 25,000 shares of Voting Common Stock previously granted to Roger S. Penske,
                      (y) the exercise of a portion of an option (such portion covering 10,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on February 28, 2002 and in part on February 28, 2003, and
                      (z) the exercise of a portion of an option (such portion covering 6,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 22, 2003, Roger S. Penske will have the sole power to direct the vote of an aggregate of 581,224 shares of Voting Common Stock and shared power to direct the vote of 18,038,109 shares of Voting Common Stock; and

                  o James A. Hislop has the sole power to direct the disposition of 213,508 shares of Voting Common Stock and the shared power to direct the disposition of 7,701,211 shares of Voting Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Transfer Rights Agreement

On August 1, 2003, each of the Holders entered into the Transfer Rights Agreement with Penske Corporation as an inducement to cause PCP to distribute to each of them their respective Restricted Securities. Pursuant to the Transfer Rights Agreement, each Holder agreed to vote its Restricted Securities as directed by Penske Corporation or, in the absence of direction by Penske Corporation, in favor of any proposal or any director nominee recommended by the Board of Directors of the Company, at any meeting of the stockholders of the Company, any adjournment thereof or pursuant to written consent. Each Holder further agreed that any breach of such voting agreement would result in a forfeiture of such Holder's Restricted Securities in favor of Penske Corporation.

Each Holder also agreed that it would at all times be the only person with a direct economic interest in the Restricted Securities, other than a permitted transferee. In addition, each Holder agreed that it would transfer no more than 33% of its Restricted Securities prior to August 1, 2004 and no more than 66% of its Restricted Securities prior to August 1, 2005. Notwithstanding the foregoing, each Holder agreed that it would, prior to any transfer in excess of 33% of its Restricted Securities, first offer to Penske Corporation the right to purchase such Restricted Securities proposed to be transferred, at a price equal to the closing price quoted on the New York Stock Exchange Composite Index on the date the transfer notice is delivered to Penske Corporation. Penske Corporation will have three business days from the time of delivery of the transfer notice to inform such Holder whether it desires to purchase any shares. If Penske Corporation informs such Holder that is does not intend to purchase any such shares or provides no response prior to the expiration of such period, such Holder is entitled to transfer such shares free and clear of the restrictions set forth in the Transfer Agreement.

The Transfer Rights Agreement is attached as Exhibit 35 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by reference.

IMCG II Pledge Agreement

On August 1, 2003, Penske Corporation made a loan to IMCG II in the amount of $511,600 (the "Penske Corporation Loan"). The Penske Corporation Loan is payable on demand and accrues interest at an annual rate of 6%. In order to secure the payment by IMCG II of the Penske Corporation Loan, IMCG II entered into a Stock Pledge Agreement, dated as of August 1, 2003 (the "IMCG II Pledge Agreement"), in favor of Penske Corporation, pursuant to which IMCG II pledged, and granted Penske Corporation a security interest in, 32,250 shares of Voting Common Stock beneficially owned by IMCG II. In the event that IMCG II defaults under the Penske Corporation Loan, Penske Corporation is entitled to enforce its rights with respect to the shares of Voting Common Stock pledged by IMCG II pursuant to the IMCG II Pledge Agreement, including by causing the transfer of such shares of Voting Common Stock to Penske Corporation.

 The IMCG II Pledge Agreement is attached as Exhibit 36 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by reference.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 4, 2003


                                INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                         By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                                Its Managing Member



                                                By:   /s/ James A. Hislop
                                                   -------------------------
                                                      James A. Hislop
                                                      President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2003


                                INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                         By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                                Its Managing Member



                                                By:   /s/ James A. Hislop
                                                   -------------------------
                                                      James A. Hislop
                                                      President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2003


                                            PENSKE CAPITAL PARTNERS, L.L.C.



                                                     By:    /s/ James A. Hislop
                                                        ------------------------
                                                            James A. Hislop
                                                            President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 4, 2003






                               /s/ James A. Hislop
                               -------------------
                               James A. Hislop

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2003






                               /s/ Roger S. Penske
                               -------------------
                               Roger S. Penske

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2003


                              PENSKE CORPORATION



                                       By  /s/ Robert H. Kurnick, Jr.
                                         ----------------------------
                                              Name:    Robert H. Kurnick, Jr.
                                              Title:   President

                                  EXHIBIT INDEX


Exhibit 35        --       Voting and Transfer Rights Agreement, dated as of
                           August 1, 2003, by and among James A. Hislop, Roger
                           S. Penske, R.J. Peters & Co., LLC, Helmet Werner,
                           Gregory Penske, Roger S. Penske, Jr., Robert H.
                           Kurnick, Jr., Patrick J. Conroy, Walter P. Czarnecki,
                           Paul F. Walters, Lawrence N. Bluth, Gregory Houfley,
                           Edward Tracz, Brian Hard, Vince Hartnett, Ludvik
                           Koci, Mary Lou Pernicano and Penske Corporation.

Exhibit 36        --       Stock Pledge Agreement, dated as of August 1, 2003
                           given by International Motor Cars Group II, LLC in favor of Penske Corporation.